Contact

www.linkedin.com/in/nipunp
(LinkedIn)

Certifications

Six Sigma: Black Belt

Nipun Patel

Director, Strategy & Innovation
Foothill Ranch, California, United States

Summary

Experience

Venus Group, Inc.

5 years 7 months

Director, Strategy & Innovation
February 2018 - Present (4 years 10 months)
Foothill Ranch, CA

Corporate Strategy Manager
May 2017 - January 2018 (9 months)
Foothill Ranch, CA

CIRQ+

Board Of Directors
September 2018 - Present (4 years 3 months)
Scottsdale, Arizona

Thermo Fisher Scientific

Operations Leadership Development Program
July 2012 - June 2014 (2 years)
Franklin, MA & Chino, CA

Education

The London School of Economics and Political Science (LSE)

M.S. Management & Strategy · (2015 - 2016)

Massachusetts Institute of Technology

M.Eng. Logistics · (2014 - 2015)

Boston University

B.S. Operations & Technology Management · (2008 - 2012)